Filed Pursuant to Rule 433
Registration Nos. 333-125382
333-125382-03
Relating to Preliminary Prospectus Supplement dated December 12, 2006

Assured Guaranty US Holdings Inc.
$150,000,000
Series A Enhanced Junior Subordinated Debentures due 2066
Fully and Unconditionally Guaranteed by
Assured Guaranty Ltd.

Final Term Sheet
Dated: December 13, 2006

Issuer:	Assured Guaranty US Holdings Inc.

Guarantor:	Assured Guaranty Ltd. (on a subordinated basis to the extent described in the prospectus)

Principal Amount Offered:	$150,000,000

Security:	6.400% Series A Enhanced Junior Subordinated Debentures due 2066 (the “Capital Securities”)

Ratings:	Moody’s: A3 (Stable); S&P: A- (Stable); Fitch: A (Stable)

Final Maturity Date:	December 15, 2066

Interest During Fixed Rate Period:	From Settlement Date to, but not including, December 15, 2016, at the annual rate of 6.400%, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2007

Interest During Floating Rate Period:

From, and including, December 15, 2016 to maturity at a floating rate based on the 3-month LIBOR Rate plus 238 basis points, reset quarterly, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning March 15, 2017

Trade Date:	December 13, 2006

Settlement Date:	December 20, 2006 (T+5)

Benchmark Treasury:	4.625% UST due November 15, 2016

Treasury Price:	100-12

Treasury Yield:	4.577%

Reoffer Spread to Treasury:	1.850%

Reoffer Issue Yield:	6.427%

Issue Price to Investors:	99.805%

Gross Proceeds:	$149,707,500

Denominations	$2,000 x $1,000

Optional Redemption:

Subject to the replacement capital covenant, the Capital Securities may be redeemed in whole or in part, at any time, on or after December 15, 2016, at the cash redemption price of 100% of the principal amount of the Capital Securities to be redeemed, plus accrued and unpaid interest, together with any compounded interest, on such capital securities to the date of redemption (the “par redemption amount”). However, if the Capital Securities are not redeemed in whole, the Issuer may not effect such redemption unless at least $50 million aggregate principal amount of the Capital Securities, excluding any Capital Securities held by the Issuer or any of its affiliates, remains outstanding after giving effect to such redemption.

The Issuer may redeem the Capital Securities prior to December 15, 2016, in whole but not in part, at a price equal to the greater of (i) the par redemption amount and (ii) the applicable make-whole redemption amount.

Make-Whole Rate:	Greater of par and discounted present value of Treasury plus 30 basis points.

Make-Whole Call for Tax or Rating Agency Event:	Greater of par and discounted present value of Treasury plus 50 basis points.

Replacement Capital Covenant:

The Issuer and the Guarantor will covenant that the Capital Securities will not be redeemed, repurchased or purchased on or before December 15, 2046, unless, they have received a specified amount of proceeds from the sale of “Qualifying Securities” that have equity-like characteristics that are the same as, or more equity-like than, the equity credit of the Capital Securities at the time of redemption, repurchase or purchase.

Optional Deferral:	The Issuer may elect at one or more times to defer payment of interest for one or more consecutive periods for up to ten years. The Issuer may not defer interest past the maturity date.

Sole Structuring Advisor and Joint Bookrunner:	Banc of America Securities LLC

Joint Bookrunners:	Deutsche Bank Securities Inc. Merrill Lynch, Pierce Fenner & Smith Incorporated

CUSIP	04622D AA 9

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free 1-800-294-1322 or emailing Banc of America Securities LLC at dg.prospectus_distribution@bofasecurities.com, calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, or calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.